Mobieyes Software, Inc.
                              14835 East Bluff Road
                                Milton, GA 30004
                             Telephone 678.467.1022

                                                                    June 1, 2009

                                    'CORRESP'

Mail Stop 4561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Mobieyes Software, Inc. (the "Company")
         Amendment No. 3 to Registration Statement on Form S-1
         File No. 333-157565

Attention:        Barbara C. Jacobs, Assistant Director
                  Maryse Mills-Apenteng, Staff Attorney
                  Ryan Houseal, Attorney-Advisory

Ladies and Gentlemen:

         The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday, June 3, 2009 by 5:00PM, Eastern Standard Time, or as soon thereafter as is practicable.

         The undersigned registrant acknowledges that:

              o Should the Securities and Exchange Commission (The "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

              o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

                                        Sincerely,

                                        MOBIEYES SOFTWARE, INC.

                                        By: /s/ Kevin Miller
                                        Kevin Miller, Chief Executive Officer